                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2007

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Milan, 27 December 2007 – Telecom Italia announces that it has rationalized its organizational structure through the simplification of the direct reports of the Chief  Executive Officer . The details are as follows:

* as of 14 January 2008, a new Division of Business Strategies & International Development, reporting directly to the Chief  Executive Officer, will be formed. Oscar Cicchetti, who will become part of the Telecom Italia Group, will head the new Division, whose responsibilities will be the Group’s strategic planning by ensuring the consistency and integration of the executive plans of the single business areas; to ensure operational coordination of international development activities; to guarantee coherence in the operations of national licensed operators and international wholesale services; to coordinate international broadband initiatives; to supervise the safeguard of the legal interests of the Group at an international level. The following Departments will report to the new Division: Strategy, Business Development, National Wholesale Services, International Wholesale & Broadband Services, International Affairs, International Legal Affairs. The said departments will maintain their current organizational structures and retain their current functions and responsibilities;

* as of 1 January 2008, a new Mergers & Acquisitions Department, headed by Paolo Ferrari, will be set up within the Group’s Finance, Administration & Control Department. The new Department will be responsible for managing acquisitions as well as disposals made by the Group. The current functions and the personnel of the Mergers & Acquisitions and International Projects Development Department will be channeled into the new structure. At the same time, the Mergers & Acquisitions and International Projects Development will be renamed International Projects, remaining under the control of Francesco Saverio Bruno for the coordination of development projects at an international-level;

* following the successful completion of the reorganization and management changes in the Group’s Human Resources Department, as of 1 January 2008, the Group’s Security Department, headed by Damiano Toselli, will come under the direct control of the Chief  Executive Officer .

At the same time, the Group’s Human Resources, Organization and Security Department will be renamed the Human Resources, Organization and Industrial Relations Department, and remain under the direction of Gustavo Bracco;

As of 1 January 2008, a new Innovation & Business Development Department will be formed and placed under the direction of Luca Tomassini who will enter  the Telecom Italia Group. The new Department will report directly to the head of the Domestic Mobile Services Division. The new Department will be in charge of the integrated monitoring of evolutions in the mobile telephony business as well as developments in related  technologies. It will coordinate its activities with the relevant structures in the Technology Division and other departments in the Group dealing with ICT.

Telecom Italia

 Media Relations

+39.06.3688.2610

www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39.02.8595.4131

www.telecomitalia.com/investor_relation

       Cautionary Statement for Purposes of the "Safe Harbor" Provision of the
United States Private Securities Litigation Reform Act of 1995.

       The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements.  The Press Release included in this
Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependent on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

       The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

     - the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

     - the ability of the Telecom Italia Group to introduce new services to stimulate increased usage to its fixed and wireless networks to offset declines in its traditional fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally and shifts in usage pattern;

     - the level of demand for telecommunications services, particularly wireless telecommunication services in the maturing Italian market and for new higher value added products and services such as broadband;

     - the ability of the Telecom Italia Group to successfully implement its reorganization;

     - the success of Telecom Italia's customer loyalty and retention programs and the impact of such programs on revenues;

     - the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently adopted EU directives in
Italy;

     - the impact of economic development generally on the international business of the Telecom Italia Group and on its foreign investments and capital expenditures;

     -  the continuing impact of rapid or "disruptive" changes in technologies;

     - the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

     - the impact of fluctuations in currency exchange and interest rates;

     - Telecom Italia's ability to successfully implement its strategy over the
2007-2009 period;

     - the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

     - Telecom Italia's ability to successfully implement its internet and broadband strategy;

     - the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made and continues to make in Brazil and in Europe on broadband;

     - the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

     - the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

       The foregoing factors should not construed as exhaustive.  Such factors should also be considered together with risk factors included in Telecom Italia
Group's Annual Report on Form 20-F for 2005.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-
looking statements, which speak only as of the date hereof.  Accordingly, there can be no assurance that the Group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      December 28th, 2007

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager